SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

MAM SOFTWARE GROUP, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
00210T102
(CUSIP Number)
Peter H. Kamin One Avery Street, 17B Boston, MA 02111 (413) 530-6522
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

___________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00210T102	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Peter H. Kamin Peter H. Kamin Roth IRA Peter H. Kamin Childrens Trust Peter H. Kamin Revocable Trust Peter H. Kamin Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Peter H. Kamin – Not applicable Peter H. Kamin Roth IRA – WC Peter H. Kamin Childrens Trust – WC Peter H. Kamin Revocable Trust – WC Peter H. Kamin Family Foundation – WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6

CITIZENSHIP OR PLACE OF ORGANIZATION

Peter H. Kamin – U.S. citizen

Peter H. Kamin Roth IRA – Massachusetts

Peter H. Kamin Childrens Trust – Massachusetts

Peter H. Kamin Revocable Trust – Massachusetts

Peter H. Kamin Family Foundation – Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 792,721
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 792,721
	10	SHARED DISPOSITIVE POWER 0

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Peter H. Kamin – Not applicable

Peter H. Kamin Roth IRA – 569,221

Peter H. Kamin Childrens Trust – 50,750

Peter H. Kamin Revocable Trust – 152,750

Peter H. Kamin Family Foundation – 20,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Peter H. Kamin – Not applicable

Peter H. Kamin Roth IRA – 4.1%

Peter H. Kamin Childrens Trust – 0.4%

Peter H. Kamin Revocable Trust – 1.1%

Peter H. Kamin Family Foundation – 0.1%

14	TYPE OF REPORTING PERSON Peter H. Kamin – IN Peter H. Kamin Roth IRA – OO Peter H. Kamin Childrens Trust – OO Peter H. Kamin Revocable Trust – OO Peter H. Kamin Family Foundation – OO

CUSIP No. 00210T102	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of MAM Software Group, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at Maple Park, Maple Court, Tankersley, Barnsley, UK S75 3DP.

Item 2. Identity and Background.

(a) This statement is filed by Peter H. Kamin on behalf of himself and the entities listed in Item 1 in the table above. Each of the foregoing is referred to as a “Reporting Person.”

Peter H. Kamin is the sole trustee of the two Trusts and the Foundation listed in Item 1 in the table above, and has sole voting and sole dispositive power with respect to the shares of Common Stock held by the Roth IRA listed in Item 1 in the table above. By virtue of these relationships, Mr. Kamin may be deemed to beneficially own the shares of Common Stock owned by each of the Reporting Persons. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each of the Reporting Persons is One Avery Street, 17B, Boston, MA 02111.

(c) Peter H. Kamin manages investments on behalf of himself and his family and, in that capacity, serves as the managing partner of 3K Limited Partnership and the sole trustee of the two Trusts and the Foundation listed in Item 1 in the table above. The Roth IRA listed in Item 1 in the table above is a retirement account managed by Mr. Kamin for the benefit of himself and his beneficiaries. The two Trusts listed in Item 1 in the table above were established for the benefit of family members of Peter H. Kamin. The Foundation listed in Item 1 in the table above is a charitable foundation.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Peter H. Kamin is a citizen of the United States of America. The Roth IRA, the two Trusts and the Foundation listed in Item 1 in the table above were organized in Massachusetts.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used in purchasing the Common Stock was working capital of the entities listed in Item 1 in the table above. The total cost for purchasing the Common Stock reported on this Schedule 13D was approximately $1,353,850.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported on this Schedule 13D for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP No. 00210T102	13D	Page 4 of 5 Pages

On May 18, 2012, Peter H. Kamin was appointed to the Board of Directors of the Company. None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as might be proposed by Mr. Kamin in his capacity as a Director of the Company or by such Board with the participation of Mr. Kamin as a Director. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 792,721 shares of Common Stock, which represents approximately 5.7% percent of the Company’s outstanding shares of Common Stock. Each Reporting Person directly holds the number and percentage of shares of Common Stock listed in Items 11 and 13, respectively, in the table above.

Each percentage ownership of shares of Common Stock set forth in this Schedule 13D is based on the 13,872,676 shares of Common Stock reported by the Company as outstanding as of April 20, 2012 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended March 31, 2012.

(b) Peter H. Kamin has sole voting power and sole dispositive power with respect to all of the shares of Common Stock held by the Reporting Persons.

(c) Not applicable.

(d) Not applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

99.1 Joint Filing Agreement, dated May 21, 2012, by and among the Reporting Persons.

CUSIP No. 00210T102	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2012	PETER H. KAMIN

By: /s/ Peter H. Kamin

PETER H. KAMIN ROTH IRA

By: /s/ Peter H. Kamin
Peter H. Kamin
Authorized Person

PETER H. KAMIN CHILDRENS TRUST

By: /s/ Peter H. Kamin
Peter H. Kamin
Sole Trustee

PETER H. KAMIN REVOCABLE TRUST

By: /s/ Peter H. Kamin
Peter H. Kamin
Sole Trustee

PETER H. KAMIN FAMILY FOUNDATION

By: /s/ Peter H. Kamin
Peter H. Kamin
Sole Trustee